AP
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08032238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

SEP 11 2008

Washington, DC
105

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 67139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowder Rubicam, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Las Flores Canyon Road
(No. and Street)

Malibu, (City) California (State) 90265 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Rory Crowder 310-456-5091
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027-1442** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AT 9/18

OATH OR AFFIRMATION

I, William Rory Crowder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowder Rubicam, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 10th day of September, 2008, by William Rory Crowder proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature
Notary Public

Signature

CEO ^ General Principal
Title

HOWARD R. SPANIER
Commission # 1590411
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – JUNE 30, 2008

CROWDER RUBICAM, INC.

CONTENTS

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

I have audited the accompanying statement of financial condition of Crowder Rubicam, Inc., (the Company) as of June 30, 2008 and related statements of operations, cash flows, and changes in shareholder's equity for the period April 1, 2007 through June 30, 2008. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2008 and the statements of operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the period April 1, 2007 through June 30, 2008 in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. In addition, page 9 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
September 8, 2008

CROWDER RUBICAM, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash and cash equivalent		$ 5,228
Securities		17,624
Prepaid expenses		100
Furniture and fixtures net of depreciation of $10,187		16,987
TOTAL ASSETS		$ 39,939

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		$ 3,707
Due to clearing broker		2,180
TOTAL LIABILITIES		5,887
SHAREHOLDER'S EQUITY		
Common stock ($1.00 par value, 999,999 shares authorized and issued; 25,000 shares outstanding)	$ 25,000	
Paid-in capital	28,816	
Retained earnings	(19,764)	34,052
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 39,939

See Accompanying Notes to Financial Statements

CROWDER RUBICAM, INC.

STATEMENT OF OPERATIONS

APRIL 1, 2007 to JUNE 30, 2008

REVENUES		
Commissions	$	41,906
Interest and dividend income		529
Unrealized gain and loss		692
Other income		35,000
Refund		(4,625)
TOTAL REVENUES		73,502
OPERATING EXPENSES - see page 8		90,506
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(17,004)
INCOME TAX PROVISION		800
NET INCOME (LOSS)	$	(17,804)

See Accompanying Notes to Financial Statements

CROWDER RUBICAM, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
APRIL 1, 2007 to JUNE 30, 2008

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, April 1, 2007	25,000	$ 25,000	$ 21,316	$ (1,960)	$ 44,356
Capital Contribution			11,500		11,500
Net Income (Loss)				(17,804)	(17,804)
Distribution			(4,000)		(4,000)
Balance, June 30, 2008	25,000	$ 25,000	$ 28,816	$ (19,764)	$ 34,052

See Accompanying Notes to Financial Statements

CROWDER RUBICAM, INC.
STATEMENT OF CASH FLOWS
APRIL 1, 2007 to JUNE 30, 2008

Cash Flows from Operating Activities:		
Net income (loss)	$	(17,804)
Unrealized gain in securities		(692)
Depreciation and amortization		5,094
Changes in operating assets and liabilities:		
Accounts receivable		6,219
Prepaid expenses		225
Accrued expenses		(3,647)
Due to clearing broker		2,180
Net cash used in operating activities		(8,425)
Cash Flows from Investing Activities:		
Loan to officer		(6,000)
Repayment of loan		6,000
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities:		
Capital contribution		11,500
Distribution		(4,000)
Cash Flows from Financing Activities		7,500
Net increase in cash		(925)
Cash at April 1, 2007		6,153
Cash at June 30, 2008	$	5,228

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	1,600

See Accompanying Notes to Financial Statements

CROWDER RUBICAM, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 - ORGANIZATION

Crowder Rubicam, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Malibu, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated on August 22, 2005, and became a member of the National Association of Securities Dealers, Inc. ("NASD") March 8, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At June 30, 2008 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 9.

NOTE 4 - INCOME TAXES

The Company's fiscal year ends March 31, 2008 for income tax purposes. The Company will file an income tax return on the accrual basis. Net operating loss carry forwards of approximately $31,000 at year-end 2008 are available to reduce future taxable income expiring 2021 through 2023. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

NOTE 5 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses incurred to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 – RELATED PARTY TRANSACTION

During the course of the year, the shareholder borrowed $6,000 from the Corporation. This amount was subsequently paid back. At June 30, 2008 there was no outstanding balance owed by the shareholder.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

CROWDER RUBICAM, INC.

SCHEDULE OF OPERATING EXPENSES

APRIL 1, 2007 to JUNE 30, 2008

OPERATING EXPENSES

Accounting and audit fees	$	5,869
Clearing expenses		42,664
Depreciation and amortization		5,094
Employee expenses		1,105
Insurance		5,763
Office expenses		1,260
Postage		180
Regulatory fees		3,043
Rent		11,600
Telephone		4,045
Travel and entertainment		1,112
All other expenses		8,771
Total Operating Expenses	$	90,506

See Accompanying Notes to Financial Statements

CROWDER RUBICAM, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
JUNE 30, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 34,052
Nonallowable assets		
Prepaid expenses	$ 100	
Furniture and fixtures net of depreciation of $10,187	16,987	(17,087)
Haircut		(2,644)
NET CAPITAL		$ 14,321
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$ 392
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
EXCESS CAPITAL		$ 9,321
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 13,732
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 5,887
Percentage of aggregate indebtedness to net capital		0

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 18,029
VARIANCE -	
Accrued expenses	(3,707)
Rounding	(1)
NET CAPITAL PER AUDITED REPORT	$ 14,321

See Accompanying Notes to Financial Statements

PART II

CROWDER RUBICAM, INC.

STATEMENT OF INTERNAL CONTROL

JUNE 30, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

In planning and performing my audit of the financial statements and supplemental schedules of Crowder Rubicam, Inc. (the Company) for the period April 1, 2007 through June 30, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
September 8, 2008

END